

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 31, 2017

Via E-mail
Ms. Maria R. Hawthorne
Chief Executive Officer
PS Business Parks, Inc.
701 Western Avenue
Glendale, CA 91201-2349

> **Re: PS Business Parks, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-10709**

Dear Ms. Hawthorne:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities